Item 77 D Insert for:
Scudder Investment Portfolios - N-SAR
Scudder Advisor Funds - N-SAR

At the June 2004 Board meeting, the Board of Trustees of Scudder Investment Portfolios and Scudder Advisor Funds approved collapsing the Scudder Asset Management Portfolio II (master portfolio) into the Lifecycle Mid Range Fund (the feeder fund) and Scudder Asset Management Portfolio III (master portfolio) into the Lifecycle Short Range Fund (the feeder fund).